ARKEMA RECEIVED

2007 DEC 19 A

December 12th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07028719

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " PRESENTATION HELD BY ARKEMA "

RECEIVED

2007 DEC 19 A 4: 14

Colombes, December 11th, 2007

PRESENTATION HELD BY ARKEMA

Please find attached the lasted presentation of ARKEMA :

Creating our future
December 2007

This presentation will be held by:

- Thierry LE HENAFF, Chairman and CEO of ARKEMA at Merrill Lynch's European Chemicals Conference, on December 12th, 2007, in London,

and

- Bernard BOYER, Executive VP Strategy of ARKEMA at Exane BNP Paribas' French Equity Seminar, on December 11th, 2007, in New York

Slides will be available on Arkema's website (http://www.finance.arkema.com)

CONTACT :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

ARKEMA
www.arkema.com
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex
Fax : +33 (0)1 49 00 80 50
Société anonyme au capital de 604 538 230 euros

END